UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York, NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

A copy of the Bit Digital press release dated April 29, 2022, titled Bit Digital, Inc. Announces Bitcoin Production and Mining Operations Update for the First Quarter of 2022, is being furnished as Exhibit 99.1 with this Report on Form 6-K.

Exhibit 99.1	Bit Digital, Inc. Press Release dated April 29, 2022 titled Bit Digital, Inc. Announces Bitcoin Production and Mining Operations Update for the First Quarter of 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

By:	/s/ Erke Huang
Name:	Erke Huang
Title:	Chief Financial Officer

Date: April 29, 2022

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